60

UF 5-7-04

04016844

HANGE COMMISSION
WASHINGTON, D.C. 20549

RECD S.E.C.
MAY - 4 2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-53440

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EFFUS AG
DBA CREDIT SUISSE Private Advisors

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

Bahnhofstrasse 78
(No. and Street)

Zurich	Switzerland	CH-8070
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Hickey + (411) 334-0032
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

757 Third Avenue	New York	10017
(ADDRESS) Number and Street State	City	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 13 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

This report contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
X	(c)	**Statement of Income (Loss)**
X	(d)	**Statement of Cash Flows**
X	(e)	**Statement of Changes in Stockholder's Equity**
	(f)	**Statement of Changes in Borrowings Subordinated to Claims of General Creditors**
X	(g)	**Computation of Net Capital Pursuant to Rule 15c3-1**
	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanations, of the computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3 (not applicable)**
	(k)	**A Reconciliation between the Audited and Unaudited Statement of Financial Condition with respect to methods of Consolidation**
X	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report (under separate cover)**
X	(n)	**A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)**
	(o)	**Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures and Options accounts (not applicable)**
	(p)	**Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to the Commodity Exchange Act (not applicable)**

See also PUBLIC report filed simultaneously herewith:
Securities Exchange Act:
Statement of Consolidated Financial Condition
Computation of Net Capital Pursuant to Rule 15c3-1
Supplemental Report on Internal Control

KPMG

CREDIT SUISSE Private Advisors

(a wholly owned subsidiary of Credit Suisse)

Statement of Financial Condition

December 31, 2003

(With Independent Auditors' Report

and supplemental report on Internal Control)

KPMG

KPMG LLP
757 Third Avenue
New York, NY 10017

Independent Auditors' Report

The Board of Directors
CREDIT SUISSE Private Advisors:

We have audited the accompanying statement of financial condition of CREDIT SUISSE Private Advisors (the Company), a wholly owned subsidiary of Credit Suisse, as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CREDIT SUISSE Private Advisors as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 20, 2004

I, Richard Isarin, being duly authorized and sworn, affirm that I am an officer of CREDIT SUISSE Private Advisors ("the Company") and, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule of the Company for the year ended December 31, 2003 are true and correct. I further affirm that neither the Company nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.

Richard Isarin
Chief Executive Officer
CREDIT SUISSE Private Advisors

Subscribed and sworn to before me
this 30 day of February, 2004.

Notary Public

STATE OF NEW YORK)
COUNTY OF NEW YORK) SS:

KARA KESSLER
Notary Public, State of New York
No. 24-01KE4908630
Qualified in Kings County
Commission Expires February 16, 2006

CREDIT SUISSE Private Advisors
(a wholly owned subsidiary of Credit Suisse)

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$	7,670,763
Securities owned, at market value		8,173
Furniture and equipment at cost, net of accumulated depreciation of $20,850		44,798
Capitalized software at cost, net of accumulated amortization of $405,647		953,350
Other assets		285,745
Total assets	$	8,962,829

Liabilities and Stockholder's Equity

Liabilities:		
Payable to affiliated companies	$	460,314
Accounts payable, accrued expenses, and other liabilities		1,659,752
Total liabilities		2,120,066
Stockholder's equity:		
Common stock, CHF 20 par value; 750,000 authorized, issued and outstanding		8,953,086
Additional paid in capital		7,850,895
Accumulated deficit		(11,611,472)
Accumulated other comprehensive income		1,650,254
Total stockholder's equity		6,842,763
Total liabilities and stockholder's equity	$	8,962,829

See accompanying notes to financial statements.

CREDIT SUISSE Private Advisors
(a wholly owned subsidiary of Credit Suisse)
Notes to Financial Statements
December 31, 2003

(1) Organization and Business Description

CREDIT SUISSE Private Advisors ("the Company") is a wholly owned subsidiary of Credit Suisse, which is wholly owned subsidiary of Credit Suisse Group ("CSG"). The Company, as a Swiss-domiciled broker-dealer registered with the Securities and Exchange Commission (SEC) and member of the National Association of Securities Dealers, Inc. (NASD), acts as an introducing broker in the purchase and sale of global debt and equity securities. All customer transactions are cleared through an affiliated company broker dealer on a fully disclosed basis. The Company is also a portfolio management firm that offers global investment opportunities and wealth management strategies to high net-worth individuals residing primarily in the United States of America.

While the Company conducts its business from its headquarters in Zurich, Switzerland, it is required to prepare financial statements in accordance with accounting principles generally accepted in the United States of America for submission with certain regulatory authorities.

(2) Summary of Significant Accounting Policies

This statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing the statement of financial condition, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date of the statement of financial condition. These estimates and assumptions are based on judgment and available information, and consequently, actual results could differ from those estimates.

The Company's financial assets and liabilities are carried at market or fair value or are carried at amounts which approximate fair value as the market value of such items is not materially sensitive to shifts in market interest rates due to the limited term and nature of such instruments.

Cash and cash equivalents includes accounts maintained with banks with maturities of ninety days or less.

Securities owned transactions are recorded on a trade date basis.

Furniture and equipment are carried at cost less accumulated depreciation and amortization and are depreciated on a straight-line basis over the estimated useful life not exceeding three years.

Capitalized software is carried at cost and amortized on a straight-line basis over the estimate useful life of the related asset, not exceeding three years and reviewed for impairment on an annual basis.

Capitalized costs in relation to leasing transactions are amortized as an adjustment to sublease income on a straight line basis over the term of the sublease.

The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, deferred income taxes are recorded for the future tax consequences of events that have been recognized in the financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. See note (6) for more information.

The functional currency of the Company is Swiss Francs and its books and records are maintained in the functional currency. The reporting currency for the purpose of preparation of this statement of financial condition is U.S. Dollars. Balances denominated in foreign currencies have been translated at the prevailing exchange rate at December 31, 2003. Translation adjustments arising from translating the entity's financial statements into the reporting currency are recorded within accumulated comprehensive income.

(3) Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. The Company believes that the terms of these transactions are on market terms that could be obtained from unrelated third parties. The Company has an arrangement with Credit Suisse and other affiliated companies whereby these companies will fund the payment of certain expenses incurred directly by the Company. The amounts owing to affiliated companies with respect to these transactions are settled in cash at least on a quarterly basis. The amount included in the Statement of Financial Condition in payable to affiliated companies includes accrued but unpaid amounts relating to these transactions.

All Company employees are members of the Credit Suisse Group Pension Plan. The Company makes payments, through an affiliated company, to the Credit Suisse Group Pension Plan on behalf of its employees.

The Credit Suisse Group Swiss Share Plan (the "Plan") provides for equity-based awards to the Company's employees based on CSG shares. Pursuant to the Plan, employees of the Company may be granted, as compensation, stock or other equity-based awards. The provisions of the Plan include a provision to deliver CSG shares to the employees as compensation for services performed. The Company purchases the shares from CSG for delivery to employees. For the year ended December 31, 2003, a credit of $87,523 was recorded in Additional Paid in Capital related to CSG Share Plan activity.

(4) Commitments and Contingencies

The Company has direct obligations under several operating leases for office space and computer equipment, expiring at various dates through 2012. Net future minimum rental payments set out below include minimum contractual sublease revenue aggregating approximately $351,000 per annum over lease terms of up to 8.5 years.

At December 31, 2003, non-cancelable leases in excess of one year, including sublease revenue had the following minimum lease commitments;

		Minimum lease payments
Year ending December 31:		
2004	$	364,090
2005		156,126
2006		151,009
2007		283,402
2008 and thereafter		1,575,616
	$	2,530,243

(5) Net Capital Requirement

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Act of 1934, which requires the maintenance of net capital. At December 31, 2003, the Company's net capital was $5,101,524, which was in excess of the minimum requirement of $141,337 by $4,960,187. The Company operates pursuant to the (k)(2)(ii) exemptive provisions of the SEC's Computation of Reserve Requirements Rule 15c3-3 and, accordingly, all customer transactions are cleared through an affiliated company broker-dealer on a fully disclosed basis.

(6) Taxes

As a Swiss domiciled broker-dealer, the Company is subject to taxes in Switzerland and the United States of America and files tax returns on a stand alone basis. For the year ended December 31, 2003 the Company recorded a loss for Swiss and US tax purposes. A deferred tax asset of $3,183,730 has been established with respect to this loss. However, a valuation allowance of $3,183,730 has also been established, resulting in a net deferred tax asset of zero, as management has determined that realization of the deferred tax asset is uncertain.

KPMG LLP
757 Third Avenue
New York, NY 10017

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors of
CREDIT SUISSE Private Advisors:

In planning and performing our audit of the Statement of Financial Condition of CREDIT SUISSE Private Advisors (the Company), a wholly owned subsidiary of Credit Suisse, as of December 31, 2003, we considered its internal control, including control activities for safeguarding firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the Statement of Financial Condition and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public

Accountants. A material weakness is a condition in which the design or operation of one or more specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding firm assets that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 20, 2004